UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Naoki Ueda
Name:	Naoki Ueda
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

(TSE Code: 8306)

Corrections to “Consolidated Summary Report <under Japanese GAAP>

for the fiscal year ended March 31, 2022”

Tokyo, June 2, 2022 — MUFG today announced partial corrections to “Consolidated Summary Report <under Japanese GAAP> for the fiscal year ended March 31, 2022” disclosed on May 16, 2022, as shown in the Appendix.

– End –

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,400 locations in more than 50 countries. The Group has about 170,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

(Translation)	Appendix

Corrections:

Consolidated Summary Report <under Japanese GAAP> for the fiscal year ended March 31, 2022 (Summary information)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2022

(3) Cash Flows

*	The corrected figures are underlined.

(Before Correction)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2022	9,635,443	(2,202,726)	(875,972)	110,763,205
March 31, 2021	34,904,946	(10,140,343)	(436,071)	102,980,711

(After Correction)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2022	9,839,899	(2,202,726)	(1,080,428)	110,763,205
March 31, 2021	34,904,946	(10,140,343)	(436,071)	102,980,711

(Translation)	Appendix

Consolidated Summary Report <under Japanese GAAP> for the fiscal year ended March 31, 2022 (page 11-12)

3. Consolidated Financial Statements and Notes

(4) Consolidated Statements of Cash Flows

*	The corrected figures are underlined.

(Before Correction)

(in millions of yen)	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Cash flows from operating activities:
Profits before income taxes	1,042,036	1,489,857
Depreciation and amortization	338,617	345,199
Impairment losses	41,240	174,133
Amortization of goodwill	16,833	18,051
Equity in losses (gains) of equity method investees	(321,761)	(441,595)
Increase (decrease) in allowance for credit losses	216,270	96,652
Increase (decrease) in reserve for bonuses	8,477	15,217
Increase (decrease) in reserve for bonuses to directors	410	(18)
Increase (decrease) in reserve for stocks payment	(383)	(2,477)
Decrease (increase) in net defined benefit assets	(387,415)	(106,980)
Increase (decrease) in net defined benefit liabilities	2,247	645
Increase (decrease) in reserve for retirement benefits to directors	(185)	(60)
Increase (decrease) in reserve for loyalty award credits	(12,357)	(540)
Increase (decrease) in reserve for contingent losses	(26,234)	47,681
Interest income recognized on statement of income	(2,678,691)	(2,587,445)
Interest expenses recognized on statement of income	773,719	543,957
Losses (gains) on securities	(240,645)	(225,395)
Losses (gains) on money held in trust	56,796	21,347
Foreign exchange losses (gains)	(1,270,550)	(2,788,581)
Losses (gains) on sales of fixed assets	(16,630)	(16,862)
Net decrease (increase) in trading assets	(531,184)	3,575,115
Net increase (decrease) in trading liabilities	52,686	(2,045,592)
Adjustment of unsettled trading accounts	555,568	793,285
Net decrease (increase) in loans and bills discounted	1,092,978	(2,101,763)
Net increase (decrease) in deposits	24,839,332	3,015,798
Net increase (decrease) in negotiable certificates of deposit	327,904	2,822,861
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	6,621,372	573,366
Net decrease (increase) in call loans and bills bought and others	10,364,263	1,110,169
Net decrease (increase) in receivables under securities borrowing transactions	15,787	(977,957)
Net increase (decrease) in call money and bills sold and others	(8,133,589)	2,166,231
Net increase (decrease) in commercial papers	(347,748)	288,342
Net increase (decrease) in payables under securities lending transactions	(214,910)	227,626
Net decrease (increase) in foreign exchanges (assets)	(181,308)	(365,896)
Net increase (decrease) in foreign exchanges (liabilities)	(115,966)	75,450
Net increase (decrease) in short-term bonds payable	80,706	273,801
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	(287,095)	917,007
Net increase (decrease) in due to trust accounts	1,409,881	1,602,553
Interest income (cash basis)	2,821,239	2,657,591
Interest expenses (cash basis)	(844,633)	(546,500)
Others	(50,656)	(759,464)

Sub-total	35,016,420	9,884,813

Income taxes	(236,321)	(300,616)
Refund of income taxes	124,847	51,246

Net cash provided by (used in) operating activities	34,904,946	9,635,443

(Translation)	Appendix

(in millions of yen)	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Cash flows from investing activities:
Purchases of securities	(116,742,577)	(97,893,977)
Proceeds from sales of securities	65,188,712	60,280,489
Proceeds from redemption of securities	42,121,240	36,458,516
Payments for increase in money held in trust	(1,241,659)	(1,165,165)
Proceeds from decrease in money held in trust	901,330	1,110,030
Purchases of tangible fixed assets	(133,671)	(101,275)
Purchases of intangible fixed assets	(263,119)	(282,728)
Proceeds from sales of tangible fixed assets	49,226	82,256
Proceeds from sales of intangible fixed assets	8,223	1,277
Payments for transfer of businesses	—	(724,428)
Payments for acquisition of businesses	(520)	—
Proceeds from transfer of businesses	—	33,038
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(23,239)	(1,165)
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	—	2,813
Others	(4,289)	(2,409)

Net cash provided by (used in) investing activities	(10,140,343)	(2,202,726)

Cash flows from financing activities:
Proceeds from subordinated borrowings	20,000	—
Repayments of subordinated borrowings	(21,000)	—
Proceeds from issuance of subordinated bonds payable and bonds with warrants	272,742	226,091
Payments for redemption of subordinated bonds payable and bonds with warrants	(381,454)	(789,480)
Proceeds from issuance of common stock to non-controlling shareholders	4,856	3,569
Repayments to non-controlling shareholders	(23)	—
Dividends paid by MUFG	(321,772)	(334,619)
Dividends paid by subsidiaries to non-controlling shareholders	(14,826)	(32,622)
Purchases of treasury stock	(13)	(158,515)
Proceeds from sales of treasury stock	2,143	209,855
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(0)	(250)
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	3,275	—

Net cash provided by (used in) financing activities	(436,071)	(875,972)

Effect of foreign exchange rate changes on cash and cash equivalents	316,544	1,228,889

Net increase (decrease) in cash and cash equivalents	24,645,076	7,785,634

Cash and cash equivalents at the beginning of the period	78,335,634	102,980,711

Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	—	(3,109)

Decrease in cash and cash equivalents resulting from absorption via corporate separation	—	(30)

Cash and cash equivalents at the end of the period	102,980,711	110,763,205

(Translation)	Appendix

(After Correction)

(in millions of yen)	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Cash flows from operating activities:
Profits before income taxes	1,042,036	1,489,857
Depreciation and amortization	338,617	345,199
Impairment losses	41,240	174,133
Amortization of goodwill	16,833	18,051
Equity in losses (gains) of equity method investees	(321,761)	(441,595)
Increase (decrease) in allowance for credit losses	216,270	96,652
Increase (decrease) in reserve for bonuses	8,477	15,217
Increase (decrease) in reserve for bonuses to directors	410	(18)
Increase (decrease) in reserve for stocks payment	(383)	(2,477)
Decrease (increase) in net defined benefit assets	(387,415)	(106,980)
Increase (decrease) in net defined benefit liabilities	2,247	645
Increase (decrease) in reserve for retirement benefits to directors	(185)	(60)
Increase (decrease) in reserve for loyalty award credits	(12,357)	(540)
Increase (decrease) in reserve for contingent losses	(26,234)	47,681
Interest income recognized on statement of income	(2,678,691)	(2,587,445)
Interest expenses recognized on statement of income	773,719	543,957
Losses (gains) on securities	(240,645)	(225,395)
Losses (gains) on money held in trust	56,796	21,347
Foreign exchange losses (gains)	(1,270,550)	(2,788,581)
Losses (gains) on sales of fixed assets	(16,630)	(16,862)
Net decrease (increase) in trading assets	(531,184)	3,575,115
Net increase (decrease) in trading liabilities	52,686	(2,045,592)
Adjustment of unsettled trading accounts	555,568	793,285
Net decrease (increase) in loans and bills discounted	1,092,978	(2,101,763)
Net increase (decrease) in deposits	24,839,332	3,015,798
Net increase (decrease) in negotiable certificates of deposit	327,904	2,822,861
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	6,621,372	573,366
Net decrease (increase) in call loans and bills bought and others	10,364,263	1,110,169
Net decrease (increase) in receivables under securities borrowing transactions	15,787	(977,957)
Net increase (decrease) in call money and bills sold and others	(8,133,589)	2,166,231
Net increase (decrease) in commercial papers	(347,748)	288,342
Net increase (decrease) in payables under securities lending transactions	(214,910)	227,626
Net decrease (increase) in foreign exchanges (assets)	(181,308)	(365,896)
Net increase (decrease) in foreign exchanges (liabilities)	(115,966)	75,450
Net increase (decrease) in short-term bonds payable	80,706	273,801
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	(287,095)	917,007
Net increase (decrease) in due to trust accounts	1,409,881	1,602,553
Interest income (cash basis)	2,821,239	2,657,591
Interest expenses (cash basis)	(844,633)	(546,500)
Others	(50,656)	(555,008)

Sub-total	35,016,420	10,089,269

Income taxes	(236,321)	(300,616)
Refund of income taxes	124,847	51,246

Net cash provided by (used in) operating activities	34,904,946	9,839,899

(Translation)	Appendix

(in millions of yen)	For the fiscal year ended March 31, 2021	For the fiscal year ended March 31, 2022
Cash flows from investing activities:
Purchases of securities	(116,742,577)	(97,893,977)
Proceeds from sales of securities	65,188,712	60,280,489
Proceeds from redemption of securities	42,121,240	36,458,516
Payments for increase in money held in trust	(1,241,659)	(1,165,165)
Proceeds from decrease in money held in trust	901,330	1,110,030
Purchases of tangible fixed assets	(133,671)	(101,275)
Purchases of intangible fixed assets	(263,119)	(282,728)
Proceeds from sales of tangible fixed assets	49,226	82,256
Proceeds from sales of intangible fixed assets	8,223	1,277
Payments for transfer of businesses	—	(724,428)
Payments for acquisition of businesses	(520)	—
Proceeds from transfer of businesses	—	33,038
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(23,239)	(1,165)
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	—	2,813
Others	(4,289)	(2,409)

Net cash provided by (used in) investing activities	(10,140,343)	(2,202,726)

Cash flows from financing activities:
Proceeds from subordinated borrowings	20,000	—
Repayments of subordinated borrowings	(21,000)	—
Proceeds from issuance of subordinated bonds payable and bonds with warrants	272,742	226,091
Payments for redemption of subordinated bonds payable and bonds with warrants	(381,454)	(789,480)
Proceeds from issuance of common stock to non-controlling shareholders	4,856	3,569
Repayments to non-controlling shareholders	(23)	—
Dividends paid by MUFG	(321,772)	(334,619)
Dividends paid by subsidiaries to non-controlling shareholders	(14,826)	(32,622)
Purchases of treasury stock	(13)	(158,515)
Proceeds from sales of treasury stock	2,143	5,399
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(0)	(250)
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	3,275	—

Net cash provided by (used in) financing activities	(436,071)	(1,080,428)

Effect of foreign exchange rate changes on cash and cash equivalents	316,544	1,228,889

Net increase (decrease) in cash and cash equivalents	24,645,076	7,785,634

Cash and cash equivalents at the beginning of the period	78,335,634	102,980,711

Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	—	(3,109)

Decrease in cash and cash equivalents resulting from absorption via corporate separation	—	(30)

Cash and cash equivalents at the end of the period	102,980,711	110,763,205